November 15, 2005

VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Reidler:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” and the “Company”), I submit this letter in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 20, 2005. In that letter, you issued four additional comments and requested that we revise our Annual Report on Form 10-K for the fiscal years ended December 31, 2003 and 2002, including a restatement of previously issued consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 (the “Form 10-K”) to include additional disclosure in response to those comments we agreed to address with additional disclosure in future filings.

For the reasons set forth below, we continue to believe that responding to the Staff’s comments in future filings provides sufficient disclosure and best serves the interests of our investors. We have reproduced each comment retaining the numbering from the August 9, 2005 letter. The text of each comment appears in bold and our response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Form 10-K. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions in the Form 10-K.

August 9, 2005 SEC Letter

Corporate and Other, page 20

3.

We note your disclosure that you are exploring the sale of your only remaining acute care hospital as opposed to renovating the hospital at a cost of approximately $200 million. It is unclear why you are selling this facility and whether your future business plans include owning and operating acute care hospitals. Please consider and advise us as to what additional disclosure you should provide, if any, to further explain your future business plans.

In our prior response to this comment we informed the Staff that our future business plans do not include owning and operating acute care hospitals. We also indicated that our corporate strategy was portrayed in the disclosure on page 15 of the Form 10-K under the heading “Our Business,” where we state “[w]e are primarily focused on continuing to evaluate our business, the broader health care market, and the specific geographic markets we serve, with the goal of repositioning HealthSouth as a leading provider of post-acute care and select ambulatory services.” Additionally, as we indicated in our response, we disclosed that between 2001 and 2004 we sold two general acute care hospitals and ceased providing services at another hospital leaving us with one acute care hospital, as well as the Digital Hospital, which is currently under construction. As we also disclosed, we are exploring the sale of both of these facilities.

On July 26, 2005, we filed a current report on Form 8-K reporting that we had entered into an Asset Purchase Agreement with The Board of Trustees of The University of Alabama for the sale of the HealthSouth Medical Center located in Birmingham, Alabama, our remaining acute care hospital. We continue to explore the sale of the Digital Hospital.

In our view it is not necessary to amend the Form 10-K to explain why we are selling the facility or whether our future business plans include owning and operating acute care hospitals because the disclosure we identify above informs investors of our corporate strategy in this regard. In addition, we believe it is consistent with the Staff’s overall emphasis on avoiding duplicative disclosure in filings as stated in the Commission’s Guidance Regarding Management’s Discussion & Analysis (Release 33-8350, effective December 29, 2003) not to repeat our current disclosure. In our prior response we indicated we would provide additional disclosure in our next filing in acknowledgement of the concern raised by your comment, but not because we thought disclosure was misleading or inaccurate.

Risk Factors, page 37

4.	We note your disclosure on page 61 relating to downward pricing pressures in your markets; the impacts they appeared to have had or you believe will have on your operations; and your perceived need to increase efficiency in your surgery, outpatient and diagnostic divisions. Please advise us as to your consideration of a risk factor discussing the risks and consequences stemming from the following factors: (i) your need to make operations more efficient or in the alternative, dispose of inefficient operations in response to competitive pressure or downward pressure pricing; (ii) the historical and potential adverse changes in revenue and profitability to your surgery centers, outpatient and diagnostic divisions as well as the hospital you intend to sell; and (iii) the percentage of your business that these divisions and the hospital you intend to sell represent of your total business.

Please see our response provided under comment 6 below, which we believe addresses each of comments 4-6.

5.	We note your disclosure on page 62 that this Form 10-K is your first periodic filing since 2002 and that you do not expect to become a current filer in compliance with SEC regulations until 2006 and therefore, do not expect to be able to apply for relisting on a major securities exchange until that time. Please advise us as to your consideration of a risk factor regarding the adverse consequences to shareholders and the company resulting from your lack of access to public markets and the consequences stemming from this risk.

Please see our response provided under comment 6 below, which we believe addresses each of comments 4-6.

6.	Please tell us if you maintain director and liability insurance coverage for your current officers and directors. If so, please tell us the coverage amount and any restrictions you may have under the insurance coverage. In addition, please tell us if you are having any difficulties obtaining director and liability insurance coverage for your current directors and officers not related to the pending actions referenced in your risk factor.

We note that each of comments 4-6 relates to the Risk Factor section of our Form 10-K. We further note that risk factors are not currently required in a Form 10-K and were provided by HealthSouth on a voluntary basis. In our response letter dated September 1, 2005, we agreed to provide additional disclosure in response to these comments in future filings, but we believe that our Form 10-K at the time of filing is complete. Potential risk factors identified by the Staff in comments 4 and 5 are taken from our management discussion and analysis disclosure, so we believe our stakeholders are adequately informed of these matters. In response to comment 6, we agreed to provide a more thorough description of our director and officer liability coverage, but we do not believe this information is material to investors. As previously indicated we will add disclosure as represented in our September 1, 2005 letter to our 2004 Form 10-K, but we do not believe our Form 10-K is misleading or inaccurate without these disclosures.

Critical Accounting Policies, pages 106-112

10.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

b.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and explain the historical percentage of amounts that get reclassified into self-pay.

In response to comment 10.b, we agreed to disclose in our 2004 Form 10-K the amount of accounts receivable pending approval from third party payors outside of self-pay. As we indicated in our response the amount as of December 31, 2003 was $1.4 million, or less than 1% of our accounts receivable. While we have agreed to provide this disclosure in future filings, we did so out of concern raised by the Staff in the comment and we do not believe it is material to investors.

Summary of Significant Accounting Policies

Restricted Cash, page F-16

12.	Please provide us more information, in a disclosure-type format, regarding management’s current presentation of affiliate cash accounts as restricted. It would appear that a request from external partners not to commingle partnership cash does not legally restrict the company as to usage or withdrawal.

In response to comment 12, we agreed to provide additional disclosure in the notes to the financial statements to state:

Affiliate cash accounts represent cash accounts maintained by partnerships in which we participate where one or more external partners requested and we have agreed that the partnership’s cash not be commingled with other corporate cash accounts and be used only to fund the operations of those partnerships. [Addition underlined.]

We believe that the addition of this disclosure, which is consistent with our treatment of certain cash accounts as restricted, does not rise to the level of requiring an amendment to the Form 10-K.

September 20, 2005 SEC Comment Letter

Form 10-K

Management Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Adjusted EBITDA, pages 73-74

1.	Please refer to your response to comment 9a. As it is apparent that management uses “Consolidated Adjusted EBITDA” as both a performance and liquidity measure, please disclose in your filing a reconciliation of “Consolidated Adjusted EBITDA” to the most directly comparable GAAP liquidity measure along with the reconciliation to “loss from continuing operations before income tax expense and cumulative effect of accounting change.” “Loss from continuing operations before income tax expense and cumulative effect of accounting change” is not a GAAP liquidity measure and thus does not satisfy the requirements of Item 10(e)1)(i)(A) in regard to management[‘s] use as a liquidity measure as outlined in Question 12 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

Please see our response provided under comment 4 below, which we believe addresses each of comments 1-4.

2.	Please refer to your response to comment 9b. Please revise your filing to include disclosure, not only consistent with, but in similar detail to the information provided to us in your response to comment 9a.

Please see our response provided under comment 4 below, which we believe addresses each of comments 1-4.

Consolidated Statements of Cash Flows, F-9

3.	Please revise your Consolidated Statements of Cash Flows to comply with paragraph 28 of SFAS 95, Statement of Cash Flow, which requires “adjusting net income of a business enterprise” to arrive at “net cash provided by operating activities.”

Please see our response provided under comment 4 below, which we believe addresses each of comments 1-4.

4.	Refer to your response to comment 11. We believe that SFAS 95, Statement of Cash Flow, does not support aggregating cash flows from discontinued operations attributable to operating, investing, and financing activities into one line item, as you have presented. Rather, the manner of presenting the Statement of Cash Flows must comply with the basic disclosure requirement in paragraph 26 of SFAS 95 that all cash flows be reported as either operating, investing, or financing activities. Accordingly, if you retain your current format of reporting cash flows related to discontinued operations, you should expand the single-line display to separately show the amounts attributable to each cash flow category. Other variations in reporting cash flows that we believe are consistent with SFAS 95 include showing the cash flows generated from discontinued operations combined with the cash flows from continued operations within each of the appropriate categories, or separately identifying the cash flows related to discontinued operations within each category.

In response to comments 1-4, we respectfully submit that including in our 2004 Form 10-K additional disclosure consistent with our September 1, 2005 response letter and the Staff’s comments of September 20, 2005 would provide timely and adequate disclosure and would best serve our investors. We expect to file our 2004 Form 10-K in November 2005. Due to the short period of time in which the 2004 Form 10-K will be filed, we do not believe that disclosure in an amendment to the previously filed Form 10-K would be provided to investors significantly sooner than disclosure in our 2004 Form 10-K. Moreover, an amendment to the previously filed Form 10-K would result in considerable expense and would strain the very resources that are currently focused on the preparation of our 2004 Form 10-K.

Amending our previously filed Form 10-K would delay the filing of the 2004 Form 10-K, as the accounting, internal auditing, legal staff, audit committee and the auditors must revisit two years that are not a part of the 2004 Form 10-K and must update the Form 10-K to discuss all matters since its prior filing. In our business, management discussion and analysis, risk factor and management sections in the 2003 Form 10-K, we discussed and addressed matters as of the date of filing on many issues, since we considered that know and available information at the time. An amendment to the 2003 Form 10-K in our view would force us to update each of those sections, since we have not provided current information since that time. Updating that disclosure, only to update disclosure for a slightly later date for our 2004 Form 10-K will be a burdensome cost on us as well as delay the filing of our Form 10-K and will not in our view serve investors in our securities. We have spent $325 million on the reconstruction and restatement of the financial statements due to prior management’s failure to maintain adequate books and records. Revising the 2003 Form 10-K would cause additional financial hardship and would provide investors very little benefit given the expected timing of our next filing and our intent to comply with these comments in that filing.

As previously mentioned, our 2004 Form 10-K would provide the disclosure of our prior response letter and will comply with the Staff’s comments for 2002, 2003 and 2004. We do not believe that our stakeholders will consider revisions to the non-GAAP financial information in 2000 and 2001 to be material. In fact, as discussed in our September 1, 2005 response letter, certain creditors and bondholders are aware of the components of Consolidated Adjusted EBITDA as they specifically negotiated and agreed to the non-GAAP measure as an acceptable measure for performance during the period we were not current in our SEC filings. Thus, we do not believe they or our shareholders are misled by the current disclosure, and as mentioned in our September 1, 2003 response, we believe the non-GAAP measure is useful for investors.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-5917.

Sincerely,

/s/ Gregory L. Doody
Gregory L. Doody Executive Vice President, General Counsel and Secretary

cc:	J. Todd Sherman Securities and Exchange Commission Kevin Woody Securities and Exchange Commission Song P. Brandon Securities and Exchange Commission William L. Tolbert, Jr. Jenner & Block LLP